CADRE HOLDINGS, INC.

13386 International Pkwy

Jacksonville, FL 32218

August 27, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Cadre Holdings, Inc.

Form RW Request to Withdraw Registration Statement on Form 8-A filed July 30, 2021

File No. 001-40698

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Cadre Holdings, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form 8-A12B (File No. 001-40698) filed on July 30, 2021 (the “Form 8-A”). The Company is requesting the withdrawal of the Form 8-A because it does not expect its Registration Statement on Form S-1 (File No. 333-257849) to become effective within 30 days of the date the Commission received a certification from the New York Stock Exchange that the Company’s securities had been approved for listing and registration. No securities have been sold in connection with this offering.

The Company respectfully requests that you provide a copy of the order consenting to the withdrawal of the Form 8-A to the undersigned at Cadre Holdings, Inc., 13386 International Parkway, Jacksonville, Florida 32218, Attn: Chief Financial Officer, by email at blaine.browers@safariland.com, with a copy to Kane Kessler, P.C., 600 Third Avenue, 35th Floor, New York, New York 10016, Attn: Robert L. Lawrence, Esq., by fax at (212) 245-3009 or email at rlawrence@kanekessler.com.

Should you have any questions regarding these matters, please contact the Company’s counsel, Robert L. Lawrence, Esq., of Kane Kessler, P.C., at (212) 519-5103, or by email at rlawrence@kanekessler.com. Thank you.

Very truly yours,

Cadre Holdings, Inc.

By:	/s/ Blaine Browers
	Name:	Blaine Browers
	Title:	Chief Financial Officer

cc:	David Gessert (gessertd@sec.gov)
Warren B. Kanders, Cadre Holdings, Inc.
Robert L. Lawrence, Kane Kessler, P.C.
Robert E. Buckholz, Sullivan & Cromwell LLP
Ekaterina Roze, Sullivan & Cromwell LLP